                                DAVIS MALM &
                                D'AGOSTINE P.C.
                                 ATTORNEYS AT LAW

November 29, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Zitko Mail Stop 3561
RE:	Harbor Acquisition Corporation Amendment 12 to Preliminary Proxy Statement on Schedule 14A File No. 001-32688

        On behalf of Harbor Acquisition Corporation ("Harbor"), there is herewith transmitted electronically for filing Amendment No. 12 to Harbor's preliminary proxy statement and the proxy card. The amended preliminary proxy statement relates to Harbor's solicitation of proxies for a special meeting of stockholders scheduled for December 14, 2007 in order to provide an opportunity for the Harbor stockholders to vote on the proposed acquisition by Harbor of Elmet Technologies, Inc.

        To assist review of the amended preliminary proxy statement by the Commission's staff, we are delivering to John Zitko three printed copies of the amended proxy statement and the proxy card. Each of those copies is marked to show changes from Harbor's preliminary proxy statement as filed with the Commission on November 21, 2007.

        Harbor responds as described below to the comment in the letter dated November 29, 2007 (the "Comment Letter") from John Reynolds, Assistant Director.

General

1.
We note your disclosure on pages 34 and [118] that your financing commitment expires on November 30, 2007 in the event you are unable to close your acquisition of Elmet by such date, and that there is no assurance that your lenders would be willing to extend the commitment. As the meeting date is currently scheduled for December 14, 2007, please revise to account for this development, including, but not limited to, appropriate risk factor discussion. With a view to disclosure, advise us of any extension agreements entered into between the parties.

ONE BOSTON PLACE · BOSTON · MA 02108
617-367-2500 · fax 617-523-6215
www.davismalm.com

        RESPONSE: As described on pages 34 and 118 of the amended proxy statement, Harbor's financing commitment has now been extended until December 21, 2007 in order to permit the closing to take place by that date. A copy of the extension has been included on pages D-23 through D-25 of the amended proxy statement.

        Harbor would very much like to file its definitive proxy statement on Friday, November 30, 2007 in the same form as is included in this filing and to commence mailing the proxy statement to its stockholders on that date. Please advise either the undersigned or Andrew D. Myers of this firm by telephone call to 617-367-2500 as soon as practicable to confirm whether the proxy statement, in the form included in this filing, has been cleared for this purpose. Please also contact either the undersigned or Mr. Myers should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Very truly yours,
/s/ JOHN D. CHAMBLISS John D. Chambliss
cc:
Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
Andrew D. Myers, Esq.